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                          August 21, 2020

       Jerel Banks
       Chief Executive Officer
       Benitec Biopharma Inc.
       3940 Trust Way
       Hayward, California 94545

                                                        Re: Benitec Biopharma
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 14,
2020
                                                            File No. 333-246314

       Dear Dr. Banks:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Louis Rambo, Esq.